

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 12, 2017

<u>Via E-mail</u>
Ms. Jenny L. Apker
Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
13024 Ballantyne Corporate Place
Suite 700
Charlotte, North Carolina 28277

> **Re: Babcock & Wilcox Enterprises, Inc.
> Form 10-K for the Year Ended December 31, 2016
> Filed February 28, 2017
> File No. 1-36876**

Dear Ms. Apker:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction